Exhibit 99.1

Vipshop Reports Unaudited Second Quarter 2016 Financial Results

2Q16 Total Net Revenue up 49.0% YoY to RMB13.44 Billion (US$2.02 Billion)

2Q16 Income from Operations up 47.1% YoY to RMB643.9 Million (US$96.9 Million)

Conference Call to be Held at 8:00 AM U.S. Eastern Time on August 16, 2016

Guangzhou, China, August 15, 2016 — Vipshop Holdings Limited (NYSE: VIPS), a leading online discount retailer for brands in China (“Vipshop” or the “Company”), today announced its unaudited financial results for the second quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                   Total net revenue increased by 49.0% to RMB13.44 billion (US$2.02 billion), primarily attributable to a 62% year-over-year increase in the number of active customers1 to 23.0 million and a 54% year-over-year increase in total orders2 to 68.9 million.

•                      Gross profit increased by 44.0% to RMB3.24 billion (US$487.7 million) from RMB2.25 billion in the prior year period.

•                      Income from operations increased by 47.1% to RMB643.9 million (US$96.9 million) from RMB437.8 million in the prior year period. Operating margin was 4.8% as compared with 4.9% in the prior year period.

•                      Non-GAAP income from operations3 increased by 47.2% to RMB837.2 million (US$126.0 million) from RMB568.6 million in the prior year period. Non-GAAP operating margin4 was 6.2% as compared with 6.3% in the prior year period.

•                      Net income attributable to Vipshop’s shareholders increased by 13.1% to RMB451.6 million (US$68.0 million) from RMB399.3 million in the prior year period.

•                      Non-GAAP net income attributable to Vipshop’s shareholder5 increased by 30.9% to RMB677.5 million (US$101.9 million) from RMB517.6 million in the prior year period.

“We are pleased to have announced solid results for the second quarter of 2016,” said Mr. Eric Shen, chairman and chief executive officer of Vipshop, “Despite the challenging macro environment, we successfully delivered accelerated growth in revenues, active customers and total orders over the past quarter. With the addition of more than 8.2 million new customers in the second quarter, which represents a 50% increase compared to the same period in the prior year, we also experienced further diversification of our customer base towards younger and more Internet- and mobile-savvy shoppers. To better target these expanding demographics, we have enhanced the customization of our product offerings which are tailored to shoppers in various age groups. Looking forward, we will continue to focus on diversifying our product offerings and delivering more personalized products and services to our valued customers. We are confident that we have the right strategic plan and team in place to continue to grow our business and create significant value for our shareholders.”

Mr. Donghao Yang, chief financial officer of Vipshop, commented, “Consistent with our growth strategy, in the past quarter, we reaccelerated our top-line growth and significantly strengthened our operating cash flow. Additionally, we remain focused on enhancing and expanding our logistics capabilities and are on track to add approximately 500,000 square meters of warehousing capacity by the end of this year. Looking ahead, we aim to continue delivering solid top-line growth while maintaining our margins. We remain focused on providing our customers with high quality end-to-end user experience through our robust logistics platform. By doing so, we are confident that we will continue to drive sustainable growth and generate additional value for all of our stakeholders.”

1  “Active customers” are defined as registered members who have purchased from the Company or the Company’s online marketplace platforms at least once during the relevant period.

2  “Total orders” are defined as the total number of orders placed during the relevant period, including the orders for products and services sold in the Company’s online sales business and on the Company’s online marketplace platforms, net of orders returned.

3  Non-GAAP income from operations is a non-GAAP financial measure, which is defined as income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition.

4  Non-GAAP operating margin is a non-GAAP financial measure, which is defined as non-GAAP income from operations as a percentage of total net revenues.

5  Non-GAAP net income attributable to Vipshop’s shareholders is a non-GAAP financial measure. Effective from the fourth quarter of 2015, the non-GAAP net income attributable to Vipshop’s shareholders is defined as net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments.

Second Quarter 2016 Financial Results

REVENUE

Total net revenue for the second quarter of 2016 increased by 49.0% to RMB13.44 billion (US$2.02 billion) from RMB9.02 billion in the prior year period, primarily driven by the growth in the numbers of total active customers, repeat customers, and total orders.

The number of active customers for the second quarter of 2016 increased by 62% to 23.0 million from 14.2 million in the prior year period. The number of total orders for the second quarter of 2016 increased by 54% to 68.9 million from 44.9 million in the prior year period.

GROSS PROFIT

Gross profit for the second quarter of 2016 increased by 44.0% to RMB3.24 billion (US$487.7 million) from RMB2.25 billion in the prior year period. Gross margin was 24.1%, as compared with 25.0% in the prior year period. The decrease in gross margin was primarily due to the Company’s promotional activities that made the pricing more attractive to customers.

OPERATING INCOME AND EXPENSES

Total operating expenses for the second quarter of 2016 were RMB2.65 billion (US$398.8 million), as compared with RMB1.85 billion in the prior year period. As a percentage of total net revenue, total operating expenses decreased to 19.7% from 20.6% in the prior year period.

•                   Fulfillment expenses for the second quarter of 2016 were RMB1.15 billion (US$173.4 million), as compared with RMB819.6 million in the prior year period, primarily reflecting the increase in sales volume and number of orders fulfilled. As a percentage of total net revenue, fulfillment expenses decreased to 8.6% from 9.1% in the prior year period, primarily reflecting the scale effect associated with the growth in total net revenue and improved fulfillment efficiency.

•                      Marketing expenses for the second quarter of 2016 were RMB672.3 million (US$101.2 million), as compared with RMB502.6 million in the prior year period, reflecting the Company’s strategy to drive long-term growth through sustainable investments to strengthen its brand awareness, attract new users and expand market share. As a percentage of total net revenue, marketing expenses decreased to 5.0% from 5.6% in the prior year period, primarily reflecting the Company’s cost control efforts.

•                      Technology and content expenses for the second quarter of 2016 were RMB391.5 million (US$58.9 million), as compared with RMB245.7 million in the prior year period, reflecting the Company’s continued efforts to invest in human capital, advanced technologies such as data analytics as well as new business opportunities including the Internet finance unit. As a percentage of total net revenue, technology and content expenses were 2.9% as compared with 2.7% in the prior year period.

•                      General and administrative expenses for the second quarter of 2016 were RMB434.2 million (US$65.3 million), as compared with RMB286.7 million in the prior year period. As a percentage of total net revenue, general and administrative expenses were 3.2% as compared with 3.2% in the prior year period.

Income from operations for the second quarter of 2016 increased by 47.1% to RMB643.9 million (US$96.9 million) from RMB437.8 million in the prior year period due to the growing scale of the Company’s operations. Operating margin was 4.8% as compared with 4.9% in the prior year period.

Non-GAAP income from operations, which excludes share-based compensation expenses and amortization of intangible assets resulting from a business acquisition, increased by 47.2% to RMB837.2 million (US$126.0 million) from RMB568.6 million in the prior year period. Non-GAAP operating income margin was 6.2% as compared with 6.3% in the prior year period.

NET INCOME

Net income attributable to Vipshop’s shareholders increased by 13.1% to RMB451.6 million (US$68.0 million) from RMB399.3 million in the prior year period. Net margin attributable to Vipshop’s shareholders was 3.4%, as compared with 4.4% in the prior year period. The decline is partly attributable to lower interest income as well as an RMB48.6 million impairment loss of investments. Net income attributable to Vipshop’s shareholders per diluted ADS6 increased to RMB0.76 (US$0.11) from RMB0.66 in the prior year period.

Non-GAAP net income attributable to Vipshop’s shareholders, which excludes share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments, increased by 30.9% to RMB677.5 million (US$101.9 million) from RMB517.6 million in the prior year period. Non-GAAP net margin attributable to Vipshop’s shareholders was 5.0%, as compared with 5.7% in the prior year period. This decline is primarily due to lower interest income. Non-GAAP net income attributable to Vipshop’s shareholders per diluted ADS increased to RMB1.12 (US$0.17) from RMB0.86 in the prior year period.

For the quarter ended June 30, 2016, the Company’s weighted average number of ADSs used in computing diluted income per ADS was 622,778,103.

6  “ADS” means American depositary share, each of which represents 0.2 Class A ordinary share.

BALANCE SHEET AND CASH FLOW

As of June 30, 2016, the Company had cash and cash equivalents, and restricted cash of RMB3.27 billion (US$491.7 million) and held-to-maturity securities of RMB1.75 billion (US$263.5 million).

For the quarter ended June 30, 2016, operating cash was RMB1.23 billion, and free cash flow7, a non-GAAP measurement of liquidity, was as follows:

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB’000	RMB’000	US$’000
Net cash (used in) from operating activities	(467,357)	1,227,110	184,642
Add: Impact from Internet financing activities[8]	153,909	490,573	73,816
Less: Capital expenditures	(394,655)	(587,852)	(88,453)
Free cash flow (out) /in	(708,103)	1,129,831	170,005

Business Outlook

For the third quarter of 2016, the Company expects its total net revenue to be between RMB11.9 billion and RMB12.4 billion, representing a year-over-year growth rate of approximately 37% to 43%. These forecasts reflect the Company’s current and preliminary view on the market and operational conditions, which is subject to change.

Exchange Rate

This announcement contains currency conversions of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars are made at a rate of RMB6.6459 to US$1.00, the effective noon buying rate for June 30, 2016 as set forth in the H.10 statistical release of the Federal Reserve Board.

7  As used in this press release, free cash flow is defined as operating cash flow adding back the impact from internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights and purchase of other assets.

8 Impact from Internet financing activities added back to free cash flow contains changes in the balances of financial products, which are primarily “Weipin Spend” and “Wei Yidai” that the Company provides to customers and suppliers respectively.

Conference Call Information

The Company will hold a conference call on Tuesday, August 16, 2016 at 8:00 am Eastern Time or 8:00 pm Beijing Time to discuss its financial results and operating performance for the second quarter of 2016.

United States:	+1-845-675-0438
International Toll Free:	+1-855-500-8701
China Domestic:	400-1200-654
Hong Kong:	+852-3018-6776
Conference ID:	#56356636

The replay will be accessible through August 24, 2016 by dialing the following numbers:

United States Toll Free:	+1-855-452-5696
International:	+61-2-9003-4211
Conference ID:	#56356636

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at http://ir.vip.com.

About Vipshop Holdings Limited

Vipshop Holdings Limited is a leading online discount retailer for brands in China. Vipshop offers high quality and popular branded products to consumers throughout China at a significant discount to retail prices. Since it was founded in August 2008, the Company has rapidly built a sizeable and growing base of customers and brand partners. For more information, please visit www.vip.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Vipshop’s strategic and operational plans, contain forward-looking statements. Vipshop may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Vipshop’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Vipshop’s goals and strategies; Vipshop’s future business development, results of operations and financial condition; the expected growth of the online discount retail market in China; Vipshop’s ability to attract customers and brand partners and further enhance its brand recognition; Vipshop’s expectations regarding demand for and market acceptance of flash sales products and services; competition in the discount retail industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Vipshop’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Vipshop does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), except that the consolidated statement of shareholders’ equity, consolidated statements of cash flows, and the detailed notes required by Accounting Standards Codification 270 Interim Reporting (“ASC270”), have not been presented. Vipshop uses non-GAAP net income attributable to Vipshop’s shareholders, non-GAAP net income per diluted ADS, non-GAAP income from operations, non-GAAP net income margin, and non-GAAP operating income margin, free cash flow, each of which is a non-GAAP financial measure. Non-GAAP net income attributable to Vipshop’s shareholders is net income attributable to Vipshop’s shareholders excluding share-based compensation expenses, impairment loss of investments, and amortization of intangible assets resulting from a business acquisition and equity method investments. Non-GAAP net income per diluted ADS is non-GAAP net income divided by weighted average number of diluted ADS. Non-GAAP income from operations is income from operations excluding share-based compensation expenses and amortization of intangible assets resulting from a business acquisition. Non-GAAP operating income margin is non-GAAP income from operations as a percentage of total net revenue. Non-GAAP net income margin is non-GAAP net income as a percentage of total net revenue. Free cash flow is the operating cash flow adding back the impact from Internet financing activities and less capital expenditures, which include purchase of property and equipment, purchase and deposits of land use rights, and purchase of other assets. The Company believes that separate analysis and exclusion of the non-cash impact of share-based compensation, impairment loss of investments and amortization of intangible assets adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses these non-GAAP financial measures for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measures are useful supplemental information for investors and analysts to assess its operating performance without the effect of non-cash share-based compensation expenses, impairment loss of investments, and amortization of intangible assets. Free cash flow enables the Company to assess liquidity and cash flow, taking into account the impact from Internet financing activities and the financial resources needed for the expansion of fulfillment infrastructure and technology platform. Share-based compensation expenses and amortization of intangible assets have been and will continue to be significant recurring expenses in its business. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. One of the key limitations of free cash flow is that it does not represent the residual cash flow available for discretionary expenditures. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Vipshop Holdings Limited Reconciliations of GAAP and Non-GAAP Results” at the end of this release.

Investor Relations Contact

Vipshop Holdings Limited

Millicent Tu

Tel: +86 (20) 2233-0732

Email:IR@vipshop.com

ICR, Inc.

Jeremy Peruski

Tel: +1 (646) 405-4866

Email: IR@vipshop.com

Vipshop Holdings Limited

Condensed Consolidated Statements of Income and Comprehensive Income

(In thousands, except per share data)

	Three Months Ended
	June 30,2015	June 30,2016	June 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)

Product revenues	8,829,714	13,152,278	1,979,006
Other revenues (1)	188,408	287,420	43,248
Total net revenues	9,018,122	13,439,698	2,022,254
Cost of goods sold	(6,767,452)	(10,198,289)	(1,534,523)
Gross profit	2,250,670	3,241,409	487,731
Operating expenses
Fulfillment expenses(2)	(819,612)	-1,152,493	(173,414)
Marketing expenses	(502,566)	-672,345	(101,167)
Technology and content expenses	(245,695)	-391,525	(58,912)
General and administrative expenses(3)	(286,743)	-434,156	(65,327)
Total operating expenses	(1,854,616)	-2,650,519	(398,820)
Other income	41,714	53,039	7,981
Income from operations	437,768	643,929	96,892
Impairment loss of investments	0	-48,634	-7,318
Interest expenses	(16,981)	(21,721)	(3,268)
Interest income	75,750	28,212	4,245
Exchange gain (loss)	19,959	(20,618)	(3,102)
Income before income taxes and share of loss of affiliates	516,496	581,168	87,449
Income tax expense(4)	(112,603)	(127,960)	(19,254)
Share of loss of affiliates	(19,922)	(15,532)	(2,337)
Net income	383,971	437,676	65,858
Net loss attributable to noncontrolling interests	15,320	13,929	2,096
Net income attributable to Vipshop’s shareholders	399,291	451,605	67,954

Shares used in calculating earnings per share(5):
Class A and Class B ordinary shares:
—Basic	115,879,653	115,858,596	115,858,596
—Diluted	120,200,456	124,555,621	124,555,621

Net earnings per Class A and Class B share
Net income attributable to Vipshop’s shareholders—Basic	3.45	3.90	0.59
Net income attributable to Vipshop’s shareholders—Diluted	3.32	3.80	0.57

Net earnings per ADS (1 ordinary share equals to 5 ADSs)
Net income attributable to Vipshop’s shareholders—Basic	0.69	0.78	0.12
Net income attributable to Vipshop’s shareholders—Diluted	0.66	0.76	0.11

(1) Other revenues primarily consist of revenues from third-party logistics services, product promotion and online advertising, fees charged to third-party merchants which the Company provides platform access for sales of their products,and inventory and warehouse management services to certain suppliers.

(2) Including shipping and handling expenses, which amounted RMB 301million and RMB 617 million  in the three month periods ended June 30, 2015 and June 30, 2016, respectively.

(3)Including amortization of intangible assets resulting from a business acquisition, which amounted to RMB 61 million and RMB 77 million in the three months period ended June 30, 2015 and June 30, 2016, respectively.

(4)Included income tax benefits of RMB 15 million and RMB 20 million related to the reversal of deferred tax liabilities, which was recognized on the businss acquisition of Lefeng for the three months period ended June 30, 2015 and June 30, 2016, respectively.

(5) Authorized share capital are re-classified and re-designated into Class A ordinary shares and Class B ordinary shares, with each Class A ordinary share being entitled to one vote and each Class B ordinary share being entitled to ten votes on all matters that are subject to shareholder vote.

Net income	383,971	437,676	65,858
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(15,797)	4,546	684
Unrealized gain or loss form Available for sale securities	(918)	(8,934)	(1,344)
Reclassification adjustment for losses included in net income	0	36,567	5,502
Comprehensive income	367,256	469,855	70,700
Less: Comprehensive loss attributable to non-controlling interests	(16,273)	(15,380)	(2,314)
Comprehensive income attributable to Vipshop’s shareholders	383,529	485,235	73,014

	Three Months Ended
	June 30,2015	June 30,2016	June 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Share-based compensation charges included are follows
Fulfillment expenses	4,149	10,146	1,527
Marketing expenses	4,176	9,683	1,457
Technology and content expenses	31,085	45,510	6,848
General and administrative expenses	30,808	50,819	7,647
Total	70,218	116,158	17,479

Vipshop Holdings Limited

Condensed Consolidated Balance Sheets

(In thousands, except per share data)

	December 31,2015	June 30,2016	June 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	3,324,384	3,167,513	476,612
Restricted cash	—	100,000	15,047
Held-to-maturity securities	1,807,403	1,750,950	263,463
Accounts receivable, net	351,423	1,306,289	196,556
Amounts due from related parties	31,856	8,008	1,205
Other receivables and prepayments	1,869,461	1,501,829	225,977
Inventories	4,566,746	2,885,580	434,189
Deferred tax assets	202,003	321,075	48,312
Total current assets	12,153,276	11,041,244	1,661,361
NON-CURRENT ASSETS
Property and equipment, net	2,949,604	3,719,048	559,600
Deposits for property and equipment	933,419	1,007,205	151,553
Land use rights, net	197,462	2,244,945	337,794
Intangible assets, net	744,369	568,239	85,502
Investment in affiliates	252,706	143,061	21,526
Other investments	489,862	499,851	75,212
Available-for-sale securities investment, non-current	269,736	372,871	56,105
Other long-term assets	1,936,307	144,945	21,810
Goodwill	108,781	350,487	52,737
Total non-current assets	7,882,246	9,050,652	1,361,839
TOTAL ASSETS	20,035,522	20,091,896	3,023,200

LIABILTIES AND EQUITY
CURRENT LIABILITIES
Accounts payable (Including accounts payable of the VIE without recourse to the Company of RMB 48,178 and RMB 66,180 as of December 31, 2015 and June 30, 2016, respectively)	6,645,262	6,202,142	933,228
Advance from customers (Including advance from customers of the VIE without recourse to the Company of RMB 879,848 and RMB 985,600 as of December 31, 2015 and June 30, 2016, respectively)	2,009,578	1,542,433	232,088
Accrued expenses and other current liabilities(Including accrued expenses and other current liabilities of the VIE without recourse to the Company of RMB 1,127,270 and RMB 901,706 as of December 31, 2015 and June 30, 2016, respectively)	3,104,622	2,925,353	440,174
Amounts due to related parties(Including amounts due to related parties of the VIE without recourse to the Company of RMB 82,994 and RMB 37,055 as of December 31, 2015 and June 30, 2016, respectively)	206,966	43,826	6,594
Deferred income (Including deferred income of the VIE without recourse to the Company of RMB 95,643 and RMB 127,157 as of December 31, 2015 and June 30, 2016, respectively)	104,531	175,430	26,397
Short term loans (Including short term loans of the VIE without recourse to the Company of nil and nil as of December 31, 2015 and June 30, 2016)	95,000	3,000	451
Total current liabilities	12,165,959	10,892,184	1,638,932
NON-CURRENT LIABILITIES
Deferred tax liability(Including deferred tax of the VIE without recourse to the Company of RMB 116 and RMB 3,876 as of December 31, 2015 and June 30, 2016, respectively)	175,416	139,402	20,976
Deferred income-non current(Including deferred income-non current of the VIE without recourse to the Company of RMB 3,573 and RMB 3,515 as of December 31, 2015 and June 30, 2016, respectively)	22,699	223,956	33,698
Convertible senior notes	4,058,181	4,180,651	629,057
Total non-current liabilities	4,256,296	4,544,009	683,731
Total liabilities	16,422,255	15,436,193	2,322,663

EQUITY:
Class A ordinary shares (US$0.0001 par value, 483,489,642 shares authorized, and 100,085,519 and 101,072,948 shares issued and outstanding as of December 31, 2015 and June 30, 2016, respectively)	65	65	10
Class B ordinary shares (US$0.0001 par value, 16,510,358 shares authorized, and 16,510,358 and 16,510,358 shares issued and outstanding as of June 30, 2016 and December 31, 2015, respectively)	11	11	2
Treasury shares, at cost - 1,614,135 shares as of December 31, 2015 and June 30, 2016	(844,711)	(844,711)	(127,103)
Additional paid-in capital	2,838,591	3,000,156	451,430
Retained earnings	1,616,209	2,542,382	382,548
Accumulated other comprehensive income (loss)	(70,981)	(72,731)	(10,944)
Non-controlling interests	74,083	30,531	4,594
Total shareholders’ equity	3,613,267	4,655,703	700,537
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	20,035,522	20,091,896	3,023,200

Vipshop Holdings Limited

Reconciliations of GAAP and Non-GAAP Results

	Three Months Ended
	June 30,2015	June 30,2016	June 30,2016
	RMB’000	RMB’000	USD’000
	(Unaudited)	(Unaudited)	(Unaudited)
Income from operations	437,768	643,929	96,892
Share-based compensation expenses	70,218	116,158	17,479
Amortization of intangible assets resulting from a business acquisition	60,628	77,093	11,600
Non-GAAP income from operations	568,614	837,180	125,971

Net income	383,971	437,676	65,858
Share-based compensation expenses	70,218	116,158	17,479
Impairment loss in investments	—	48,634	7,318
Amortization of intangible assets resulting from a business acquisition and equity method investments	74,796	92,160	13,867

Tax effect of amortization of intangible assets resulting from business acquisitions	(15,362)	(19,887)	(2,992)
Non-GAAP net income	513,623	674,741	101,530

Net income attributable to Vipshop’s shareholders	399,291	451,605	67,954
Share-based compensation expenses	70,218	116,158	17,479
Impairment loss in investments	—	48,634	7,318
Amortization of intangible assets resulting from a business acquisition and equity method investments (excluding NCI)	59,638	77,127	11,605
Tax effect of amortization of intangible assets resulting from business acquisitions (excluding NCI)	(11,520)	(16,009)	(2,409)

Non-GAAP net income attributable to Vipshop’s shareholders	517,627	677,515	101,947

Shares used in calculating earnings per share:
Basic ordinary shares:
Class A and Class B ordinary shares:
—Basic	115,879,653	115,858,596	115,858,596
—Diluted	120,200,456	124,555,621	124,555,621

Non-GAAP net income per Class A and Class B share
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	4.47	5.85	0.88
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	4.31	5.61	0.84

Non-GAAP net income per ADS (1 ordinary share equal to 5 ADSs)
Non-GAAP net income attributable to Vipshop’s shareholders—Basic	0.89	1.17	0.18
Non-GAAP net income attributable to Vipshop’s shareholders—Diluted	0.86	1.12	0.17